Filed by Arris Group, Inc. (SEC File No. 000-31254)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pace plc

Date: July 2, 2015

Not for release, publication or distribution, in whole or in part, directly or indirectly, in, into or from any jurisdiction where to do so would constitute a violation of the relevant laws or regulations of such jurisdiction.

FOR IMMEDIATE RELEASE	2 July 2015

RECOMMENDED COMBINATION

OF

PACE PLC

AND

ARRIS GROUP, INC.

ARRIS International Limited announces filing of a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”).

ARRIS International Limited (previously described as New ARRIS) (“New ARRIS”), a private limited company organised under the laws of England and Wales and a wholly owned subsidiary of ARRIS Group, Inc. (“ARRIS”), has filed a registration statement on Form S-4 with the SEC which contains a preliminary proxy statement/prospectus for soliciting approval of the U.S. aspects of the proposed cash and share combination between ARRIS and Pace plc (“Pace”) (the “Combination”). The registration statement on Form S-4 has not been declared effective by the SEC, and, under the Standard SEC process, the SEC now has the opportunity to comment on the document and require that changes be made through an amendment process, after which the document will be finalised and distributed. It is anticipated that New ARRIS will be re-registered as a public limited company prior to the time of completion of the Combination.

In accordance with Rule 26.2 of the City Code of Takeovers and Mergers (the “Code”), a copy of the registration statement on Form S-4 will be available on ARRIS’s website at www.arris.com and on the website of Pace at www.pace.com. In accordance with Rule 26.1 of the Code, a copy of this announcement will also be made available on the website of ARRIS at www.arris.com and on the website of Pace at and on the website of Pace at www.pace.com by no later than 12 noon (London time) on the business day following this announcement.

For further information please contact:

Enquiries:

ARRIS Investor Contacts

Bob Puccini

Tel: (+1 720 895 7787)

ARRIS Media Contacts

Jeanne Russo

Tel: (+1 215 323 1880)

David Hulmes

Tel: (+44 118 921 5550)

Evercore (Financial Adviser to ARRIS)

Naveen Nataraj

Tel: (+1 212 857 3100)

Edward Banks

Tel: (+44 20 7653 6000)

Dealing Disclosure requirements

Under Rule 8.3(a) of the Code, any person who is interested in 1 per cent. or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time (BST)) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time (BST)) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1 per cent. or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror, save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time (BST)) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at http://www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

No Offer or Solicitation

This Announcement is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. This Announcement does not constitute a prospectus or a prospectus equivalent document.

Forward-looking statements

This Announcement contains certain forward-looking statements with respect to a possible combination involving ARRIS and Pace. The words “believe”, “expect”, “anticipate”, “project” and similar expressions, among others, generally identify forward-looking statements. These forward-looking statements are based on numerous assumptions and assessments made in light of ARRIS’s or, as the case may be, Pace’s experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors it believes appropriate. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements.

Such risks and uncertainties include, but are not limited to, the possibility that a possible combination will not be completed, failure to obtain necessary regulatory approvals or required financing or to satisfy any of the other conditions to the possible combination, adverse effects on the market price of ARRIS Shares and on ARRIS’s or Pace’s operating results because of a failure to complete the possible combination, failure to realise the expected benefits of the possible combination, negative effects relating to the announcement of the possible combination or any further announcements relating to the possible combination or the consummation of the possible combination on the market price of ARRIS Shares or Pace Shares, significant transaction costs and/or unknown liabilities, customer reaction to the announcement of the combination, possible litigation relating to the combination or the public disclosure thereof, general economic and business conditions that affect the combined companies following the consummation of the possible combination, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax laws, regulations, rates and policies, future business combinations or disposals and competitive developments. These factors are not intended to be an all-encompassing list of risks and uncertainties. Additional information regarding these and other factors can be found in ARRIS’s reports filed with the SEC, including its Quarterly Report on Form 10-Q for the quarter ended 31 March 2015, the contents of which are not incorporated by reference into, nor do they form part of, this Announcement. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this Announcement could cause ARRIS’s plans with respect to Pace, ARRIS’s or Pace’s actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this Announcement are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this Announcement. ARRIS and Pace expressly disclaim any obligation to release publicly any revisions to forward-looking statements as a result of subsequent events or developments, except as required by law.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed acquisition of Pace, it is expected that the shares of New ARRIS to be issued by New ARRIS to Pace shareholders under the scheme will be issued in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended, provided by Section 3(a)(10) thereof. In connection with the issuance of New ARRIS shares to ARRIS stockholders pursuant to the merger that forms a part of the transaction, New ARRIS filed with the SEC on 2 July 2015 a registration statement on Form S-4 that contains a proxy statement/prospectus of ARRIS relating to the merger that forms a part of the Combination, which we refer to together as the Form S-4/Proxy Statement.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM S-4/PROXY STATEMENT, AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. Those documents, if and when filed, as well as ARRIS’s and New ARRIS’s other public filings with the SEC may be obtained without charge at the SEC’s website at www.sec.gov and at ARRIS’s website at http://ir.arris.com. Security holders and other interested parties will also be able to obtain, without charge, a copy of the Form S-4/Proxy Statement and other relevant documents (when available) by directing a request by mail to ARRIS Investor Relations, 3871 Lakefield Drive, Suwanee, GA 30024 or at http://ir.arris.com. Security holders may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

Pace and New ARRIS are each incorporated under the laws of England. Some of the officers and directors of Pace and New ARRIS are residents of countries other than the United States. It may not be possible to bring an action against Pace and New ARRIS in a non-US court for violations of the US securities laws. It may be difficult to compel Pace, New ARRIS and their respective affiliates to subject themselves to the jurisdiction and judgment of a US court.

Participants in the Solicitation

ARRIS, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the transactions contemplated by the Form S-4/Proxy Statement. Information about the directors and executive officers of ARRIS is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, and its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 9, 2015. Other information regarding potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4/Proxy Statement when it is filed. Pace and New ARRIS are each organized under the laws of England and Wales. Some of the officers and directors of Pace and New ARRIS are residents of countries other than the United States. As a result, it may not be possible to sue Pace, New ARRIS or such persons in a non-US court for violations of US securities laws. It may be difficult to compel Pace, New ARRIS and their respective affiliates to subject themselves to the jurisdiction and judgment of a US court or for investors to enforce against them the judgments of US courts.

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